Exhibit 99.1

Press Release, 2 August 2017

Interxion Reports Second Quarter 2017 Results

Connectivity, Content and Cloud Communities Drive Strong Growth

Revenue Increased by 16% Year Over Year

AMSTERDAM 2 August 2017 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 30 June 2017.

Financial Highlights

•	Revenue increased by 16% to €120.8 million (2Q 2016: €104.0 million).

•	Recurring revenue[1] increased by 14% to €113.4 million (2Q 2016: €99.3 million).

•	Net income increased by 13% to €10.3 million (2Q 2016: €9.2 million).

•	Adjusted net income[2] increased by 12% to €10.1 million (2Q 2016: €9.0 million).

•	Earnings per diluted share increased by 11% to €0.14 (2Q 2016: €0.13).

•	Adjusted earnings[2] per diluted share increased by 12% to €0.14 (2Q 2016: €0.13).

•	Adjusted EBITDA[2] increased by 15% to €54.3 million (2Q 2016: €47.3 million).

•	Adjusted EBITDA margin decreased to 45.0% (2Q 2016: 45.5%).

•	Capital expenditures, including intangible assets[3], were €56.4 million (2Q 2016: €62.6 million).

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Operating Highlights

•	Equipped space[4] increased by 2,900 square metres in the quarter to 117,000 square metres.

•	Revenue generating space[4] increased by 5,200 square metres in the quarter to 95,000 square metres.

•	Utilisation rate at the end of the quarter was 81%.

•	During the second quarter, Interxion completed the following expansions:

•	300 sqm expansion in Copenhagen,

•	900 sqm expansion in Marseille,

•	600 sqm expansion in Paris, and

•	1,100 sqm expansion in Vienna.

“Interxion delivered a strong second quarter as communities of interest within Interxion facilities continued to grow. Second quarter revenue growth was 16% year over year and we installed 5,200 square metres of new revenue generating space,” said David Ruberg, Interxion’s Chief Executive Officer. “Demand continues to be strong and we are adding further capacity to meet that demand. Our strategic focus of developing robust connectivity and global cloud communities to create value for our customers has positioned us to grow at the heart of the digital economy.”

Press Release, 2 August 2017

Quarterly Review

Revenue in the second quarter of 2017 was €120.8 million, a 16% increase over the second quarter of 2016 and a 6% increase over the first quarter of 2017. Recurring revenue was €113.4 million, a 14% increase over the second quarter of 2016 and a 5% increase over the first quarter of 2017. Recurring revenue in the second quarter represented 94% of total revenue. On an organic constant currency5 basis, revenue in the second quarter of 2017 was 16% higher than in the second quarter of 2016 and 5% higher than in the first quarter of 2017.

Cost of sales in the second quarter of 2017 was €47.9 million, a 21% increase over the second quarter of 2016 and a 9% increase over the first quarter of 2017.

Gross profit was €72.9 million in the second quarter of 2017, a 13% increase over the second quarter of 2016 and a 4% increase over the first quarter of 2017. Gross profit margin was 60.3% in the second quarter of 2017, compared with 61.9% in the second quarter of 2016 and 61.3% in the first quarter of 2017.

Sales and marketing costs in the second quarter of 2017 were €8.3 million, a 14% increase over the second quarter of 2016 and a 5% increase from the first quarter of 2017.

Other general and administrative costs, which exclude depreciation, amortisation, impairments, share-based payments, and M&A transaction costs, were €10.3 million in the second quarter of 2017, a 6% increase over the second quarter of 2016 and a 3% decrease from the first quarter of 2017.

Depreciation, amortisation, and impairments in the second quarter of 2017 was €27.2 million, an increase of 24% from the second quarter of 2016 and a 13% increase from the first quarter of 2017.

Operating income in the second quarter of 2017 was €25.0 million, an increase of 6% from the second quarter of 2016 and a 2% increase from the first quarter of 2017.

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Net finance expense for the second quarter of 2017 was €10.9 million, a 7% increase over the second quarter of 2016 and an 6% increase over the first quarter of 2017. Comparisons to prior periods are impacted by the issuance of €150.0 million of additional 6.00% senior secured notes due 2020 in April 2016 and drawings under our €75.0 million senior secured revolving facility that we entered into in March 2017.

Income tax expense for the second quarter of 2017 was €3.7 million, an 11% decrease compared with the second quarter of 2016 and a 13% increase from the first quarter of 2017.

Net income was €10.3 million in the second quarter of 2017, a 13% increase over the second quarter of 2016 and a 4% decrease from the first quarter of 2017.

Adjusted net income was €10.1 million in the second quarter of 2017, a 12% increase over the second quarter of 2016 and a 6% decrease from the first quarter of 2017.

Adjusted EBITDA for the second quarter of 2017 was €54.3 million, a 15% increase over the second quarter of 2016 and a 6% increase over the first quarter of 2017. Adjusted EBITDA margin was 45.0% in the second quarter of 2017, compared with 45.5% in the second quarter of 2016 and 45.1% in the first quarter of 2017.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €40.6 million in the second quarter of 2017, compared with €39.3 million in the second quarter of 2016 and €63.0 million in the first quarter of 2017.

Capital expenditures, including intangible assets, were €56.4 million in the second quarter of 2017, compared with €62.6 million in the second quarter of 2016 and €54.8 million in the first quarter of 2017.

Cash and cash equivalents were €49.2 million at 30 June 2017, compared with €115.9 million at year end 2016. Total borrowings, net of deferred revolving facility financing fees, were €777.7 million at 30 June 2017, compared with €735.0 million at year end 2016. On 9 March 2017, we entered into a €75.0 million senior secured revolving facility. As of 30 June 2017, €45.0 million was drawn. On 28 July 2017, we increased the aggregate capacity of this facility to €100.0 million.

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The following capacity metrics do not include Science Park. Equipped space at the end of the second quarter of 2017 was 117,000 square metres, compared with 104,200 square metres at the end of the second quarter of 2016 and 114,100 square metres at the end of the first quarter of 2017. Revenue generating space at the end of the second quarter of 2017 was 95,000 square metres, compared with 81,600 square metres at the end of the second quarter of 2016 and 89,800 square metres at the end of the first quarter of 2017. Utilisation rate, the ratio of revenue-generating space to equipped space, was 81% at the end of the second quarter of 2017, compared with 78% at the end of the second quarter of 2016 and 79% at the end of the first quarter of 2017.

Business Outlook

Interxion today reaffirms guidance for its revenue, Adjusted EBITDA and capital expenditures (including intangibles) for full year 2017:

Revenue	€468 million – €483 million
Adjusted EBITDA	€212 million – €222 million
Capital expenditures (including intangibles)	€250 million – €270 million

Capital expenditure guidance does not include €77.5 million for the acquisition of Interxion Science Park in 1Q 2017.

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Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. EDT (1:30 p.m. BST, 2:30 p.m. CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 15 August 2017. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 48725099.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

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Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) Adjusted EBITDA; (iii) Recurring revenue; (iv) Revenue on an organic constant currency basis; (v) Adjusted net income; (vi) Adjusted basic earnings per share and (vii) Adjusted diluted earnings per share.

Other companies may present EBITDA, Adjusted EBITDA, Recurring revenue, Revenue on an organic constant currency basis, Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Recurring revenue and Revenue on an organic constant currency basis

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

We define Adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, are recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

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•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortised set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe EBITDA and Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and Adjusted EBITDA facilitates comparisons

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between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our €100.0 million revolving credit facility, our €100.0 million senior secured revolving facility and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to EBITDA and from EBITDA to Adjusted EBITDA is provided in the tables attached to this press release. EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting organic constant currency information for revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of acquisitions and of currency exchange rates.

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

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•	Adjustments related to capitalised interest – Under IFRS we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this press release.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

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The company’s outlook for 2017 included in this press release, includes a range for expected Adjusted EBITDA, a non-IFRS financial measure, which excludes items that management believes are not representative of our operating performance. These items include, but are not limited to, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments related to terminated and unused data centre sites, and other significant items that currently cannot be predicted. The exact amount of these items is not currently determinable, but may be significant. Accordingly, the company is unable to provide equivalent reconciliations from the corresponding forward-looking IFRS measures to expected Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 45 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

This announcement contains inside information under Regulation (EU) 596/2014 (16 April 2014).

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[1]	Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.
[2]	Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this press release.
[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.
[4]	Equipped space and Revenue generating space (and other metrics derived from these measures) exclude Interxion Science Park, which was acquired on 24 February 2017.
[5]	We present organic constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of acquisitions and foreign currency rate fluctuations. For purposes of calculating Revenue on an organic constant currency basis, results from entities acquired during the current and comparison period are excluded. Also, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on an organic constant currency basis, is as follows:

Three Months Ended 30 June 2017	Year-on-year	Sequential
Reported total revenue growth	16%	6%
Add back: impact of foreign currency translation	1%	0%
Reverse: impact of acquired ISP business	(2%)	(1%)

Total revenue growth on an organic constant currency basis	16%	5%

Percentages may not add due to rounding

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INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €’000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2017	2016	2017	2016
Revenue	120,823	104,026	234,773	206,026
Cost of sales	(47,926)	(39,663)	(92,021)	(78,782)

Gross Profit	72,897	64,363	142,752	127,244
Other income	—	33	27	130
Sales and marketing costs	(8,285)	(7,284)	(16,210)	(15,008)
General and administrative costs	(39,623)	(33,568)	(77,181)	(65,953)

Operating income	24,989	23,544	49,388	46,413
Net finance expense	(10,920)	(10,170)	(21,207)	(18,128)

Profit or loss before income taxes	14,069	13,374	28,181	28,285
Income tax expense	(3,727)	(4,209)	(7,027)	(8,901)

Net income	10,342	9,165	21,154	19,384

Basic earnings per share(a): (€)	0.15	0.13	0.30	0.28
Diluted earnings per share(b): (€)	0.14	0.13	0.30	0.27

Number of shares outstanding at the end of the period (shares in thousands)	71,060	70,479	71,060	70,479
Weighted average number of shares for Basic EPS (shares in thousands)	71,035	70,316	70,907	70,163
Weighted average number of shares for Diluted EPS (shares in thousands)	71,739	71,198	71,599	71,018

			As at
			Jun-30	Jun-30
			2017	2016
Capacity metrics
Equipped space (in square meters) (c)			117,000	104,200
Revenue generating space (in square meters) (c)			95,000	81,600
Utilization rate			81%	78%

(a)	Basic earnings per share are calculated as net income divided by the weighted average number of shares for Basic EPS.
(b)	Diluted earnings per share are calculated as net income divided by the weighted average number of shares for Diluted EPS.
(c)	Equipped space and Revenue generating space (and other metrics derived from these measures) exclude Interxion Science Park, which was acquired on February 24, 2017.

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INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2017	2016	2017	2016
Consolidated
Recurring revenue	113,427	99,331	221,702	196,542
Non-recurring revenue	7,396	4,695	13,071	9,484

Revenue	120,823	104,026	234,773	206,026

Net income	10,342	9,165	21,154	19,384
Net income margin	8.6%	8.8%	9.0%	9.4%

Operating income	24,989	23,544	49,388	46,413
Operating income margin	20.7%	22.6%	21.0%	22.5%

Adjusted EBITDA	54,313	47,346	105,650	93,265

Gross profit margin	60.3%	61.9%	60.8%	61.8%
Adjusted EBITDA margin	45.0%	45.5%	45.0%	45.3%
Total assets	1,589,211	1,473,099	1,589,211	1,473,099
Total liabilities	1,015,136	946,348	1,015,136	946,348
Capital expenditure, including intangible assets(a)	(56,441)	(62,592)	(111,198)	(112,594)

France, Germany, the Netherlands, and the UK
Recurring revenue	74,183	63,773	144,181	126,039
Non-recurring revenue	4,688	2,608	8,070	5,884

Revenue	78,871	66,381	152,251	131,923
Operating income	24,784	22,374	48,770	44,056
Operating income margin	31.4%	33.7%	32.0%	33.4%

Adjusted EBITDA	43,115	37,012	83,284	73,193

Gross profit margin	62.0%	63.4%	61.9%	62.9%
Adjusted EBITDA margin	54.7%	55.8%	54.7%	55.5%
Total assets	1,130,979	954,598	1,130,979	954,598
Total liabilities	231,445	205,333	231,445	205,333
Capital expenditure, including intangible assets(a)	(40,753)	(43,627)	(75,819)	(80,383)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets,as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

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INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2017	2016	2017	2016
Rest of Europe
Recurring revenue	39,244	35,558	77,521	70,503
Non-recurring revenue	2,708	2,087	5,001	3,600

Revenue	41,952	37,645	82,522	74,103

Operating income	16,445	15,083	33,155	30,352
Operating income margin	39.2%	40.1%	40.2%	41.0%

Adjusted EBITDA	24,041	21,574	47,695	43,089

Gross profit margin	65.2%	65.8%	66.0%	66.3%
Adjusted EBITDA margin	57.3%	57.3%	57.8%	58.1%
Total assets	379,372	340,529	379,372	340,529
Total liabilities	82,176	81,711	82,176	81,711
Capital expenditure, including intangible assets(a)	(13,635)	(16,389)	(29,852)	(26,671)

Corporate and other
Operating income	(16,240)	(13,913)	(32,537)	(27,995)

Adjusted EBITDA	(12,843)	(11,240)	(25,329)	(23,017)

Total assets	78,860	177,972	78,860	177,972
Total liabilities	701,515	659,304	701,515	659,304
Capital expenditure, including intangible assets(a)	(2,053)	(2,576)	(5,527)	(5,540)

	Three Months Ended		Six Months Ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2017	2016	2017	2016
Reconciliation to Adjusted EBITDA
Consolidated
Net income	10,342	9,165	21,154	19,384
Income tax expense	3,727	4,209	7,027	8,901

Profit before taxation	14,069	13,374	28,181	28,285
Net finance expense	10,920	10,170	21,207	18,128

Operating income	24,989	23,544	49,388	46,413
Depreciation, amortisation and impairments	27,209	22,021	51,392	43,498

EBITDA(1)	52,198	45,565	100,780	89,911
Share-based payments	1,559	1,322	3,568	2,763
Income or expense related to the evaluation and execution of potential mergers or acquisitions
M&A transaction costs(2)	556	492	1,329	721
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(3)	—	(33)	(27)	(130)
			—	—

Adjusted EBITDA(1)	54,313	47,346	105,650	93,265

France, Germany, the Netherlands, and the UK
Operating income	24,784	22,374	48,770	44,056
Depreciation, amortisation and impairments	18,097	14,543	33,996	28,835

EBITDA(1)	42,881	36,917	82,766	72,891
Share-based payments	234	128	545	432
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(3)	—	(33)	(27)	(130)

Adjusted EBITDA(1)	43,115	37,012	83,284	73,193

Rest of Europe
Operating income	16,445	15,083	33,155	30,352
Depreciation, amortisation and impairments	7,382	6,387	14,340	12,529

EBITDA(1)	23,827	21,470	47,495	42,881
Share-based payments	214	104	200	208

Adjusted EBITDA(1)	24,041	21,574	47,695	43,089

Corporate and Other
Operating income	(16,240)	(13,913)	(32,537)	(27,995)
Depreciation, amortisation and impairments	1,730	1,091	3,056	2,134

EBITDA(1)	(14,510)	(12,822)	(29,481)	(25,861)
Share-based payments	1,111	1,090	2,823	2,123
Income or expense related to the evaluation and execution of potential mergers or acquisitions
M&A transaction costs(2)	556	492	1,329	721

Adjusted EBITDA(1)	(12,843)	(11,240)	(25,329)	(23,017)

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the quarter ended 30 June 2017, M&A transaction costs included €0.6 million related to other activity including the evaluation of potential asset acquisitions.
(3)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

Press Release, 2 August 2017

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	Jun-30	Dec-31
	2017	2016
Non-current assets
Property, plant and equipment	1,235,319	1,156,031
Intangible assets	59,650	28,694
Goodwill	39,364	—
Deferred tax assets	24,713	20,370
Other investments	3,281	1,942
Other non-current assets	14,442	11,914

	1,376,769	1,218,951
Current assets
Trade receivables and other current assets	163,199	147,821
Cash and cash equivalents	49,243	115,893

	212,442	263,714
Total assets	1,589,211	1,482,665

Shareholders’ equity
Share capital	7,106	7,060
Share premium	526,176	519,604
Foreign currency translation reserve	7,473	9,988
Hedging reserve, net of tax	(194)	(243)
Accumulated profit	33,514	12,360

	574,075	548,769
Non-current liabilities
Other non-current liabilities	13,505	11,718
Deferred tax liabilities	20,888	9,628
Borrowings	717,732	723,975

	752,125	745,321
Current liabilities
Trade payables and other current liabilities	196,336	171,399
Income tax liabilities	6,406	5,694
Borrowings	60,269	11,482

	263,011	188,575

Total liabilities	1,015,136	933,896

Total liabilities and shareholders’ equity	1,589,211	1,482,665

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INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	Jun-30	Dec-31
	2017	2016
Borrowings net of cash and cash equivalents
Cash and cash equivalents	49,243	115,893

6.00% Senior Secured Notes due 2020(a)	628,734	629,327
Mortgages	53,057	54,412
Financial leases	51,435	51,718
Other borrowings(b)	44,775	—

Borrowings excluding Revolving Facility deferred financing costs	778,001	735,457

Revolving Facility deferred financing costs(c)	(285)	(426)

Total borrowings	777,716	735,031

Borrowings net of cash and cash equivalents	728,473	619,138

(a)	€625 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(b)	On 28 July 2017, we amended the terms of our €75.0 million senior secured revolving facility agreement dated 9 March 2017 to increase the amount available under the facility to €100.0 million and to add a second extension option enabling us to extend the maturity of this credit facility to 31 December 2018. Also, on 31 July 2017, we extended the maturity of our €100.0 million senior multicurrency revolving facility agreement dated 17 June 2013 from 3 July 2018 to 31 December 2018.
(c)	Deferred financing costs of €0.3 million as of 30 June 2017 were incurred in connection with the €100 million revolving facility.

Press Release, 2 August 2017

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2017	2016(b)	2017	2016(b)
Net income	10,342	9,165	21,154	19,384
Depreciation, amortisation and impairments	27,209	22,021	51,392	43,498
Provision for onerous lease contracts	—	(392)	—	(1,271)
Share-based payments	1,528	1,158	2,569	2,558
Net finance expense	10,920	10,170	21,207	18,128
Income tax expense	3,727	4,209	7,027	8,901

	53,726	46,331	103,349	91,198
Movements in trade receivables and other assets	(16,191)	(3,732)	(13,388)	1,310
Movements in trade payables and other liabilities	3,051	(3,264)	13,581	(2,758)

Cash generated from / (used in) operations	40,586	39,335	103,542	89,750
Interest and fees paid(a)	(2,462)	(1,060)	(20,912)	(15,422)
Interest received	8	18	(53)	25
Income tax paid	(2,474)	(2,484)	(5,305)	(3,538)

Net cash flows from / (used in) operating activities	35,658	35,809	77,272	70,815
Cash flows from / (used in) investing activities
Purchase of property plant and equipment	(53,399)	(60,729)	(106,322)	(108,176)
Financial investments—deposits	(148)	—	(366)	748
Acquisition Interxion Science Park B.V.	—	—	(77,517)	—
Purchase of intangible assets	(3,042)	(1,863)	(4,876)	(4,419)
Loans provided	(1,341)	—	(1,341)	—

Net cash flows from / (used in) investing activities	(57,930)	(62,592)	(190,422)	(111,847)
Cash flows from / (used in) financing activities
Proceeds from exercised options	541	4,250	4,088	6,176
Proceeds from mortgages	—	14,625	—	14,625
Repayment of mortgages	(872)	(948)	(1,420)	(1,268)
Proceeds from revolving credit facilities	—	—	74,775	—
Repayment Revolving facilities	—	—	(30,000)	—
Proceeds Senior secured notes at 6%	—	155,346	—	155,346
Interest received at issue of additional notes	—	2,225	—	2,225

Net cash flows from / (used in) financing activities	(331)	175,498	47,443	177,104
Effect of exchange rate changes on cash	(695)	147	(943)	(404)

Net increase / (decrease) in cash and cash equivalents	(23,298)	148,862	(66,650)	135,668
Cash and cash equivalents, beginning of period	72,541	40,492	115,893	53,686

Cash and cash equivalents, end of period	49,243	189,354	49,243	189,354

(a)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.
(b)	The collaterised cash has been reclassified from ”Cash and cash equivalents” to ”Other current assets” and ”Other non-current assets”. The impact on the consolidated statement of cash flows has been presented in investing cash flows. Comparative figures have been adjusted accordingly.

Press Release, 2 August 2017

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €’000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2017	2016	2017	2016
Net income — as reported	10,342	9,165	21,154	19,384
Add back
+ M&A transaction costs	556	492	1,329	721

	556	492	1,329	721
Reverse
- Interest capitalised	(853)	(701)	(1,765)	(1,166)

	(853)	(701)	(1,765)	(1,166)
Tax effect of above add backs & reversals	74	52	109	111

Adjusted net income	10,119	9,008	20,827	19,050

Reported basic EPS: (€)	0.15	0.13	0.30	0.28
Reported diluted EPS: (€)	0.14	0.13	0.30	0.27
Adjusted basic EPS: (€)	0.14	0.13	0.29	0.27
Adjusted diluted EPS: (€)	0.14	0.13	0.29	0.27

Press Release, 2 August 2017

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 2 August 2017

with Target Open Dates after 1 January 2017

Market	Project	CAPEX (a)(b) (€ million)	Equipped Space (a) (sqm)	Target Opening Dates
Amsterdam	AMS8: Phases 1 - 2 New Build	50	2,800	4Q 2016 - 1Q 2017(c)
Copenhagen	CPH2: Phase 2	15	600	1Q 2017 - 2Q 2017(d)
Frankfurt	FRA11: Phases 1 - 4 New Build	95	4,800	4Q 2017 - 2Q 2018 (e)
Frankfurt	FRA12: New Build	19	1,100	4Q 2017
Frankfurt	FRA13: Phases 1 - 2 New Build	90	4,800	4Q 2018 - 1Q 2019 (f)
London	LON3: New Build	35	1,800	3Q 2018
Marseille	MRS 1: Phase 3	20	1,400	1Q 2017 - 2Q 2017 (g)
Marseille	MRS2: Phases 1 - 2 New Build	76	4,300	1Q 2018 - 3Q 2018(h)
Paris	PAR7: Phase 2	37	2,100	4Q 2016 - 2Q 2017 (i)
Stockholm	STO5: Phase 1 New Build	11	500	3Q 2017
Vienna	VIE2: Phase 6 - 8	68	3,000	3Q 2016 - 3Q 2018 (j)
Zurich	ZUR1: Phase 3 (cont.)	1	400	3Q17
Total		€517	27,600

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted. Totals may not add due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	AMS8: Phase 1 (1,500 square metres) became operational in 4Q 2016. Phase 2 (1,300 square metres) became operational in 1Q
(d)	CPH2: 300 square metres became operational in 1Q 2017; another 300 square metres became operational in 2Q 2017.
(e)	FRA11: Phases 1 and 2 (1,200 square metres each) are scheduled to become operational in 4Q 2017; phases 3 & 4 (1,200 square metres each) are scheduled to become operational in 2Q 2018.
(f)	FRA13: Phase 1 (2,300 square metres) is scheduled to become operational in 4Q 2018; phase 2 (2,500 square metres) is scheduled to become operational in 1Q 2019.
(g)	MRS1: 600 square metres became operational in 1Q 2017; another 900 square metres became operational in 2Q 2017.
(h)	MRS2: 900 square metres is scheduled to become operational in 1Q 2018; 1,800 square metres is scheduled to become operational in 3Q 2018. Further phases have not yet been announced.
(i)	PAR7: 400 square metres became operational in 4Q 2016.1,100 square metres became operational in 1Q 2017; another 600 square metres became available in 2Q 2017.
(j)	VIE2: 300 sqm became operational in 3Q 2016; 1,100 square metres became operational in 2Q 2017; 300 square metres is scheduled to become operational in 4Q 2017; 700 square metres is scheduled to become operational in 2Q 2018; 600 square metres is scheduled to become operational in 3Q 2018.